ZAMEE CORP.

Residencia Perla Marina, Villa #4, Cabarete, Dominican Republic 57000

Tel. (702) 780-6677, E-mail: info@zameecorp.com

April 15, 2019

Mr. Michael Foland,

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Zamee Corp.

       Amendment No. 2 to Registration Statement on Form S-1

       Filed April 5, 2019

       File No. 333-229227

Dear Mr. Michael Foland:

Zamee Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's oral comments, with reference to the Company's Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on April 5, 2019.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Our response to comment 1:  The “Summary Financial Information,” on page 6 , the three month information for the Statement of Operations has been changed to “February 28, 2019” rather than “November 30, 2017.”

Our response to comment 2:  The updated public accountants’ consent has been filed as an exhibit.

Our response to comment 3:  The “Non-accelerated filer” box on the cover page has been unchecked.

Please direct any further comments or questions you may have to the company at info@zameecorp.com.

Thank you.

Sincerely,

/S/ Alina Tarasova

Alina Tarasova, President